EXHIBIT 99.1

INNATE PHARMA FILES ITS 2025 UNIVERSAL REGISTRATION DOCUMENT (DOCUMENT D’ENREGISTREMENT UNIVERSEL) AND 2025 FORM 20-F ANNUAL REPORT

Marseille, France, April 2, 2026, 10:00 AM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the filing of its 2025 Universal Registration Document (Document d’enregistrement universel) for the year ending December 31, 2025 with the French market authority “Autorité des Marchés Financiers” (“AMF”) on April 1st, 2026. It can be downloaded (in French) on the Company’s website and on the AMF’s website.

The following documents are incorporated into the Universal Registration Document:

the annual financial report,
the annual management report,
the corporate governance report provided for under Article L. 225-37 of the French Commercial Code, the report of Statutory Auditors.

The Company also announced today the filing of its Form 20-F annual report for the year ending December 31, 2025 with the United States Securities and Exchange Commission (“SEC”) on April 1st, 2026. It can be also be accessed on the Company’s website and on the SEC’s website.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website (www.innate-pharma.com), and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

investors & Media Relations
Innate Pharma

Stéphanie Cornen
stephanie.cornen@innate-pharma.fr
Investor Relations
investors@innate-pharma.fr
Media
communication@innate-pharma.fr